The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

04 JAN 13 AM 7:21

04012106

January 12, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

SUPPL

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Interim Report of Six Months Ended September 30,2003

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 1/14

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature: Naoya Takeuchi]

Name : Naoya Takeuchi
Title: Joint General Manager

Fiduciary Services

Treasury and Financial Products

Real Estate

Wholesale Financial Services

Retail Financial Services

The Sumitomo Trust & Banking Co., Ltd.

2003 INTERIM REPORT

Six Months Ended September 30, 2003

Consolidated Financial Highlights

	Billions of Yen			Millions of U.S. Dollars
	Sep. 30,2003	Sep. 30,2002	Mar. 31,2003	**Sep. 30,2003**
Results for the (Half) Year				
Total Income	**270.6**	301.1	565.4	**2,433**
Total Expenses	**198.3**	290.2	691.9	**1,783**
Income(Loss) before Income Taxes	**72.2**	10.8	(126.4)	**650**
Net Income(Loss)	**40.9**	5.2	(72.9)	**368**
Balance Sheet				
Total Assets (Banking Account)	**15,081.0**	17,475.9	15,779.7	**135,560**
Loans	**8,992.9**	8,983.7	9,143.1	**80,836**
Securities	**3,746.2**	5,184.0	3,458.2	**33,675**
Total Assets (Trust Account)	**51,631.5**	51,746.0	52,616.1	**464,104**
Loans	**1,499.7**	1,874.2	1,761.9	**13,481**
Securities	**5,363.1**	3,878.8	4,476.0	**48,209**
Stockholders' Equity	**719.6**	691.3	627.8	**6,469**
Total Employable Funds *	**35,567.4**	37,217.8	37,809.5	**319,707**
Deposits	**9,806.8**	10,508.1	10,248.0	**88,152**
Money Trusts	**18,943.9**	18,762.3	20,108.2	**170,282**
Pension Trusts	**5,187.7**	5,586.9	5,477.8	**46,631**
Property Formation Benefit Trusts	**11.1**	11.6	11.5	**100**
Loan Trusts	**1,617.7**	2,348.7	1,963.8	**14,542**

	Yen			U.S. Dollars
Per Share				
Net Income(Loss)	**28.09**	3.60	(50.80)	**0.25**
Cash Dividends (Preferred Share)	—	—	6.08	—
Cash Dividends (Common Share)	—	—	3.00	—
Stockholders' Equity	**424.98**	406.75	361.44	**3.82**

	%		
BIS Capital Adequacy Ratio	**12.10**	11.56	10.48
Tier I Capital Ratio	**6.66**	6.54	6.09

Note : Total Employable Funds are shown on a non-consolidated basis.

Consolidated Statements of Operations

	Millions of Yen			Millions of U.S. Dollars
	Six Months Ended	Six Months Ended	Year Ended	Six Months Ended
	Sep. 30,2003	Sep. 30,2002	Mar. 31,2003	**Sep. 30,2003**
Income	(unaudited)			
Trust Fees	**31,627**	26,618	71,382	**284**
Interest Income :	**107,363**	142,798	270,666	**965**
Interest on Loans and Discounts	**61,555**	67,803	132,691	**553**
Interest and Dividends on Securities	**42,904**	66,187	122,966	**386**
Other Interest Income	**2,903**	8,807	15,007	**26**
Fees and Commissions	**33,203**	27,429	59,445	**298**
Trading Revenue	**3,008**	5,092	8,094	**27**
Other Operating Income	**60,227**	79,732	123,267	**541**
Other Income	**35,226**	19,450	32,560	**317**
Total Income	**270,657**	301,122	565,416	**2,433**
Expenses				
Interest Expenses :	**58,668**	66,299	119,054	**527**
Interest on Deposits (including CDs)	**16,423**	23,340	42,793	**148**
Interest on Borrowings and Rediscounts	**1,710**	1,304	3,031	**15**
Other Interest Expenses	**40,533**	41,653	73,229	**364**
Fees and Commissions	**8,239**	9,032	23,353	**74**
Trading Expenses	—	—	478	—
Other Operating Expenses	**24,031**	69,214	118,963	**216**
General and Administrative Expenses	**66,545**	68,094	135,147	**598**
Other Expenses	**40,902**	77,618	294,912	**368**
Total Expenses	**198,386**	290,259	691,909	**1,783**
Income (Loss) before Income Taxes	**72,270**	10,862	(126,493)	**650**
Provision for Income Taxes :				
Current	**532**	581	1,028	**5**
Deferred	**28,932**	3,759	(57,483)	**260**
Minority Interests in Net Income	**1,843**	1,305	2,927	**17**
Net Income (Loss)	**40,961**	5,216	(72,967)	**368**

	Yen			U.S. Dollars
Net Income (Loss) per Share	**28.09**	3.60	(50.80)	**0.25**

Consolidated Statements of Cash Flows

	Millions of Yen			Millions of U.S. Dollars
	Six Months Ended **Sep. 30,2003** (unaudited)	Six Months Ended Sep. 30,2002	Year Ended Mar. 31,2003	Six Months Ended **Sep. 30,2003**
Cash Flows from Investing Activities :				
Purchases of Securities	**(3,422,963)**	(6,232,412)	(8,816,946)	**(30,768)**
Proceeds from Sale of Securities	**2,754,765**	5,365,478	8,674,149	**24,762**
Proceeds from Redemption of Securities	**620,642**	709,236	1,428,656	**5,579**
Increase in Money Held in Trust	**(0)**	(36,000)	(36,000)	**(0)**
Decrease in Money Held in Trust	—	—	94,241	—
Purchases of Premises and Equipment	**(1,320)**	(2,626)	(5,593)	**(12)**
Proceeds from Sale of Premises and Equipment	**2,587**	782	2,096	**23**
Purchases of Stock of Consolidated Subsidiaries	—	—	(387)	—
Net Cash Provided by (Used in) Investing Activities	**(46,288)**	(195,539)	1,340,216	**(416)**
Cash Flows from Financing Activities :				
Proceeds from Subordinated Borrowings	**10,000**	25,500	78,500	**90**
Payments of Subordinated Borrowings	—	(60,000)	(60,000)	—
Proceeds from Subordinated Bonds and Convertible Bonds	**97,009**	21,348	21,348	**872**
Redemption of Subordinated Bonds and Convertible Bonds	—	(8,000)	(148,726)	—
Proceeds from Issuance of Stock to Minority Shareholders	—	800	800	—
Cash Dividends Paid	**(5,131)**	(7,982)	(7,983)	**(46)**
Cash Dividends Paid to Minority Shareholders	**(1,305)**	(1,324)	(2,645)	**(12)**
Purchases of Treasury Stock	**(30)**	(48)	(130)	**(0)**
Proceeds from Sale of Treasury Stock	**1**	—	—	**0**
Net Cash Provided by (Used in) Financing Activities	**100,542**	(29,706)	(118,838)	**904**
Effect on Exchange Rate Changes on Cash and Cash Equivalents	**(27)**	(2,934)	(2,828)	**(0)**
Net Change in Cash and Cash Equivalents	**(284,504)**	(376,016)	(182,788)	**(2,557)**
Cash and Cash Equivalents at Beginning of Year	**481,726**	664,515	664,515	**4,330**
Cash and Cash Equivalents at End of (Half) Year	**197,221**	288,498	481,726	**1,773**

flows from capital collection and interest receipt could be reasonably estimated, a reserve is provided for the difference between the present value of expected future cash flows discounted at the contracted interest rate before relaxing to support and the present book value of the claims.

For claims that are classified to the categories other than above, general reserve is provided based on the historical loan loss ratio.

The reserve for loans to borrowers in specific foreign countries is provided based on expected losses due to the political and economic situation of those countries.

All claims are assessed by the responsible branches and credit supervision divisions based on the internal rules for self-assessment of asset quality. The Risk Management Department, which is independent from branches and credit supervision divisions, subsequently conducts their audits of their assessments, and the reserve is adjusted to reflect the audit results.

And for claims to debtors who are legally bankrupt or virtually bankrupt with collateral or guarantees, the expected uncollectible amount, net of amounts expected to be collected through the disposal of collateral or execution of guarantees, are deducted directly out of the original amount of claims. The deducted amount is 121,573 millions of yen.

For the consolidated subsidiaries, the reserve for possible loan losses is provided based on the historical loan-loss-ratio for ordinary claims, and based on the amount expected to be uncollectible for each specific claim respectively.

5. Reserve for Employee Retirement Benefits

Reserve for employee retirement benefits is provided based on the projected benefit obligation and the fair value of the plan assets at the balance sheets date.

Prior service cost is recognized in expenses using the straight-line method over the average of the estimated service lives (10 years). Net actuarial loss is recognized in expenses using the straight-line method over the average expected remaining service lives (10 years).

Unrecognized net transition obligation arising from the initial adoption of a new accounting standard, amounting to 17,503 millions of yen, is amortized straight-line basis primarily over five years. For this interim period, one-tenth of such amount is stated as expense.

6. Hedge Accounting

The Bank manages interest rate risk arising from various assets and liabilities, such as loans, bills discounted, deposits, etc., by using financial derivative transactions and applies deferred hedge accounting. For previous periods, the Bank adopted "Macro Hedge Accounting" as a whole hedge accounting method, in accordance with the temporary treatment regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.24, hereafter "Report No. 24"). From this period, the Bank adopts the main rule of Report No. 24. As for cash-flow-hedge, the effectiveness of the hedge is assessed by confirming the correlation between the fluctuational factor of interest rate for hedged items and for hedge transactions. The main rule of Report No.24 requires that some transactions, which used to be applied "Macro Hedge Accounting", be discontinued the hedge accounting.

Deferred hedge income (losses) based on "Macro Hedge Accounting", which is included in "Other Assets" and "Other Liabilities" on the balance sheets, is amortized according to remaining period for each hedge transaction. Deferred hedge losses and income based on "Macro Hedge Accounting" are 281,514 millions of yen and 270,754 millions of yen respectively.

The Bank manages foreign exchange risk arising from various assets and liabilities denominated in foreign currencies by using financial derivative transactions and applies deferred hedge accounting. For previous periods, on currency swaps and foreign exchange swaps entered in for the purpose of funding foreign currencies, the Bank adopted the temporary treatment regulated by "Treatment for Accounting and Auditing

Statements of Trust Account
(Unaudited)

Assets	Millions of Yen Sep. 30,2003	Sep. 30,2002	Mar. 31,2003	Millions of U.S. Dollars Sep. 30,2003
Loans and Bills Discounted	**1,499,722**	1,874,215	1,761,904	**13,481**
Investment Securities	**5,363,196**	3,878,888	4,476,065	**48,209**
Money Held in Trust	**37,971,904**	39,733,028	39,465,647	**341,320**
Securities Held in Custody Accounts	**880**	1,843	1,188	**8**
Securities Lent	—	4,800	—	—
Money Claims	**3,162,319**	2,706,162	3,223,012	**28,425**
Premises and Equipment	**2,047,854**	1,759,439	1,968,312	**18,408**
Other Claims	**66,426**	108,428	72,290	**597**
Loans to Banking Account	**1,358,198**	1,522,463	1,477,346	**12,209**
Cash and Due from Banks	**161,058**	156,806	170,363	**1,448**
Total Assets	**51,631,561**	51,746,076	52,616,131	**464,104**

Liabilities				
Money Trusts	**18,943,918**	18,762,344	20,108,266	**170,282**
Pension Trusts	**5,187,752**	5,586,923	5,477,868	**46,631**
Property Formation Benefit Trusts	**11,137**	11,684	11,515	**100**
Loan Trusts	**1,617,789**	2,348,740	1,963,838	**14,542**
Securities Investment Trusts	**6,784,070**	7,505,967	6,804,661	**60,980**
Money Entrusted, other than Money Trusts	**3,231,977**	2,996,449	3,215,853	**29,051**
Securities Trusts	**9,107,795**	8,757,819	8,430,286	**81,868**
Money Claim Trusts	**2,836,827**	2,324,121	2,868,189	**25,500**
Equipment Trusts	**4,590**	6,487	5,925	**41**
Land and Fixtures Trusts	**186,987**	196,263	190,265	**1,681**
Other Trusts	**3,718,716**	3,249,274	3,539,459	**33,427**
Total Liabilities	**51,631,561**	51,746,076	52,616,131	**464,104**

Reserves

(1) Banking Account

	Millions of Yen			Millions of U.S. Dollars
	Sep. 30,2003	Sep. 30,2002	Mar. 31,2003	**Sep. 30,2003**
Reserve for Possible Loan Losses :				
General Reserve	**78,397**	83,961	88,243	**705**
Specific Reserve	**34,917**	80,098	49,915	**314**
Reserve for Loans to Borrowers in Specific Foreign Countries	**538**	1,081	900	**5**
Total	**113,853**	165,141	139,060	**1,023**

(2) Guaranteed Trust Account

Reserve for Possible Impairment of Principal (Loan Trusts)	**10,075**	15,191	12,003	**91**
Reserve for Possible Impairment of Principal (JOMT)	**674**	937	844	**6**
Total	**10,749**	16,128	12,847	**97**

Credit Costs

(1) Banking Account

	Millions of Yen			Millions of U.S. Dollars
	Six Months Ended **Sep. 30,2003**	Six Months Ended Sep. 30,2002	Year Ended Mar. 31,2003	Six Months Ended **Sep. 30,2003**
Provision for General Reserve	**(9,526)**	461	5,058	**(86)**
Expenses Relating to Problem Loans	**17,354**	4,940	62,531	**156**
Claims Write-Offs	**8,552**	5,575	40,669	**77**
Provision for Specific Reserve	**6,968**	(1,892)	4,798	**63**
Losses on Sale of Loans in Bulk	**(14)**	1,181	16,731	**(0)**
Provision for Reserve for Borrowers in Specific Foreign Countries	**(191)**	(60)	(220)	**(2)**
Others	**2,039**	137	554	**18**
Total	**7,828**	5,402	67,590	**70**

(2) Guaranteed Trust Account

Claims Write-Offs	**2,051**	14,896	17,516	**18**
Losses on Sale of Loans to CCPC	—	1,386	1,667	—
Losses on Sale of Loans in Bulk	**188**	231	1,125	**2**
Total	**2,239**	16,514	20,308	**20**
Total Credit Costs	**10,067**	21,917	87,898	**90**

Notes :

(1) Credit Costs in Banking Account are included in " Other Expenses" on the statements of operations.

(2) Credit Costs in Guaranteed Trust Account are reflected in "Trust Fees" after deduction of such costs.

BIS Capital Adequacy Ratio

	Billions of Yen		
	Sep. 30,2003	Sep. 30,2002	Mar. 31,2003
Total Qualifying Capital	**1,380.3**	1,369.0	1,213.9
Tier I Capital	**760.0**	774.5	706.1
including: Net Unrealized Losses on Available-for-Sale Securities, Net of Tax	—	(23.7)	(11.2)
including: Non-cumulative Preferred Securities	**83.0**	83.0	83.0
Tier II Capital	**624.1**	597.4	511.3
Upper Tier II	**244.1**	290.1	197.0
Net Unrealized Gains on Available-for-Sale Securities, after 55% Discount	**33.6**	—	—
Revaluation Reserve for Land, after 55% Discount	**3.3**	4.2	4.1
General Reserve for Possible Loan Losses	**78.3**	83.9	88.2
Subordinated Debts and Others	**128.6**	201.9	104.5
Lower Tier II	**380.0**	307.2	314.3
Deducted Items	**3.7**	2.9	3.5
Total Risk-Adjusted Assets	**11,405.3**	11,840.3	11,580.8
On-Balance-Sheet	**10,259.3**	10,471.6	10,474.8
Off-Balance-Sheet	**1,086.4**	1,324.3	1,042.6
Market Risk Equivalent	**59.5**	44.3	63.3
Tier I Capital Ratio (%)	**6.66**	6.54	6.09
Total Capital Ratio (%)	**12.10**	11.56	10.48

Note : Figures in this table are calculated on a consolidated basis in accordance with BIS guidelines.

Subsidiaries and Affiliated Companies as of November 25, 2003

JAPAN

The Sumishin Shinko Company Limited
Sumishin Business Service Company, Limited
STB Personnel Service Co., Ltd.
STB Investment Corporation
Sumishin Loan Guaranty Company Limited
Sumishin Guaranty Company Limited
Japan TA Solution, Ltd.
Sumishin Information Service Company Limited
Sumishin Card Company, Limited
Sumishin Realty Company, Limited
STB Asset Management Co., Ltd
STB Research Institute Co., Ltd.
STB Leasing Co., Ltd.
BUSINEXT CORPORATION
Human Resource Management Service & Consulting Co., Ltd.
Japan Trustee Services Bank, Ltd.
Japan Trustee Information Systems, Ltd.

OVERSEAS

The Sumitomo Trust Finance (H.K.) Ltd.
Sumitomo Trust and Banking (Luxembourg) S.A.
STB Finance Cayman Ltd.
STB Cayman Capital Ltd.
STB Preferred Capital (Cayman) Ltd.
Sumitomo Trust and Banking Co. (U.S.A.)

For further information, please contact:
Investor Relations Office
Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
4-4, Marunouchi 1-chome, Chiyoda-ku,
Tokyo 100-8233, JAPAN
Telephone : 81-3-3286-8354
Facsimile : 81-3-3286-4654
e-mail : rstbirnews@sumitomotrust.co.jp
URL : http://www.sumitomotrust.co.jp/IR/company/eng/index.html